E: Kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

December 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Nasreen Mohammed, Suying Li, Rucha Pandit, Mara Ransom

Re:	Hong Kong Pharma Digital Technology Holdings Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed November 21, 2024
File No. 333-282876

Ladies and Gentlemen:

We hereby submit the responses of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated December 3, 2024, providing the Staff’s comments with respect to Amendment No.1 to Registration Statement on Form F-1 of the Company. Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to the Registration Statement on Form F-1 (the “Amendment No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that your CEO, Mr. Lap Sun Wong, will be your controlling stockholder. Please revise to state, if true, that the controlling stockholder will have the ability to determine certain matters requiring approval by stockholders, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Please make conforming revisions wherever you discuss your controlling stockholder.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have updated the cover page to disclose that “Mr. Lap Sun Wong will continue to be able to control our management and matters requiring an ordinary resolution of shareholders, including the appointment and removal of directors and approval of significant corporate transactions such as a change in control, merger, consolidation or sale of assets. However, our controlling shareholder, Mr. Lap Sun Wong, will not have the ability to determine matters requiring a special resolution of shareholders such as amending our memorandum and articles of association.” We also made conforming revisions by adding a risk factor “Our Chief Executive Officer and Chairman, Mr. Lap Sun Wong, will continue to hold a majority of the voting power of the Company’s outstanding share capital after this offering, which will limit or preclude your ability to influence corporate matters.”

General

2.	We note that slide 13 of your Free Writing Prospectus, filed November 22, 2024, states that since mid-September, you have added over 20% of your warehouse footage since by leasing a new facility. To the extent that this development has materially affected your business, please revise your registration statement to clearly state as much. Additionally, please revise to identify the material terms of any agreements associated with the new lease and file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have disclosed this new facility as well as material terms of the tenancy agreement associated with this new facility under the section titled “Business—Facilities” on page 82. We also filed the tenancy agreement as Exhibit 10.7 to the Amendment No. 3.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Lap Sun Wong, Chief Executive Officer of Hong Kong Pharma Digital Technology Holdings Limited at +852 2618-9289.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Lap Sun Wong, Hong Kong Pharma Digital Technology Holdings Limited